Lend Lease
CORPORATION

03032642

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

1 October 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
15 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
15 September 2003	Announcement to Australian Stock Exchange Appendix 3X - Initial Director's Interest Notice (J E Curin)
15 September 2003	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice (J E Curin)
16 September 2003	Announcement to Australian Stock Exchange Sale of Lend Lease Agri-Business
16 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
16 September 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation
16 September 2003	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice under subsection 671B (AMP Industrial Trust)
17 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
17 September 2003	Australian Securities & Investments Commission Lodgement Form 484 - Change to company details - Appoint new officeholder (J E Curin)
17 September 2003	Australian Securities & Investments Commission Lodgement Form 704 - Notification of person becoming director of, or secretary to, a body corporate (J E Curin)

dw 10/28

LL0004

Date	Documents
17 September 2003	Australian Securities & Investments Commission Lodgement Form 802A - Notification of person becoming director of, or secretary to, a body corporate (J E Curin)
17 September 2003	Australian Securities & Investments Commission Lodgement Form 280 - Notification of share buy-back details
18 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
18 September 2003	Announcement to Australian Stock Exchange Final Dividend
18 September 2003	Announcement to Australian Stock Exchange Lend Lease US Office Trust
19 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
22 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
22 September 2003	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice (D A Crawford)
22 September 2003	Announcement to Australian Stock Exchange Appendix 3Y - Change of Director's Interest Notice (R A Longes)
23 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
24 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
25 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
26 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
26 September 2003	Australian Securities & Investments Commission Lodgement Form 484 - Change to company details (Issue of Shares)
26 September 2003	Announcement to Australian Stock Exchange Issue and Cancellation of Shares
29 September 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

Yours faithfully

A P HO
Assistant Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

15 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 12 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,273,905	218,188
4	Total consideration paid or payable for the shares	$167,474,256	$2,298,750

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.57 lowest price paid: $10.50 highest price allowed under rule 7.33: $11.0817

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	24,960,727

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..S. Sharpe.......... Date: 15/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

15 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3X – Initial Director's Interest Notice

Please find attached Appendix 3X (Initial Director's Interest Notice) for Ms J E Curin, who was appointed Finance Director of Lend Lease Corporation Limited on 8 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOANNE ELIZABETH CURIN
Date of appointment	8 SEPTEMBER 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Lend Lease
CORPORATION

15 September 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Ms J E Curin in relation to the purchase of 1,000 shares.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOANNE ELIZABETH CURIN
Date of last notice	15 SEPTEMBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 SEPTEMBER 2003
No. of securities held prior to change	NIL
Class	Ordinary Shares
Number acquired	1,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.40 PER SHARE
No. of securities held after change	1,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE
www.lendlease.com

16 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF LEND LEASE AGRI-BUSINESS

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with the Rabobank Group for the sale of Lend Lease Agri-Business for a price equivalent to book value of approximately US$45 million (approximately A$69 million).

The sale is expected to close in October and is subject to various conditions, including obtaining client consents and regulatory approvals.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

16 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 15 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,492,093	114,422
4	Total consideration paid or payable for the shares	$169,773,006	$1,193,627

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.50 lowest price paid: $10.37 highest price allowed under rule 7.33: $11.0754

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	24,846,305

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 16/9/03

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

16 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Ten (10) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 4,955,517 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 423,849,841.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

Share buy-back — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	4,955,517	$52,263,598.85

Earliest date of change

Please indicate the earliest date that any of the above changes occured

04 / 09 / 03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name — Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City — State/Territory

Postcode — Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

- [ ] Director
- [x] Company secretary

Signature

S. Sharpe

Date signed

16/09/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered.agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

16 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in AMP Industrial Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme: AMP Industrial Trust
ACN/ARSN: 088 750 627

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN (if applicable): 000 226 228

The holder ceased to be a substantial holder on: 26/08/03
The previous notice was given to the company on: 09/04/03
The previous notice was dated: 09/04/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annex 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe   capacity: Company Secretary

signature: S. Sharpe   date: 16/09/2003

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

This is page 4 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
NS Management Services Pty Ltd (formerly Management Services Pty Ltd)
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe.........

S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

This is page 1 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	4,948,949
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	4,192,774
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	5,905,568
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	357,577
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,809,183
Balance as at 08/04/03			18,214,051

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
11/06/03	Sale	1.26	(38,149)	(30,277)
26/08/03	Note 1			(915,130)
26/08/03	Note 1			(543,000)
26/08/03	Note 1			(4,162,497)
26/08/03	Note 1			(5,905,568)
26/08/03	Note 1			(4,948,949)
26/08/03	Note 1			(1,351,053)
26/08/03	Note 1			(357,577)

Balance as at 16/09/03 **0**

Number of units on issue **352,936,000**

Percentage of issued units held **0.00%**

Note 1 Compulsory acquisition by Macquarie Goodman Funds Management Limited (MGF), as responsible entity for Macquarie Goodman Industrial Trust (MGI). Received 0.811 of an MGI unit plus $0.05 cash for every AIP unit held.

This is page 2 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 16/09/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

17 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 16 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	30 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,606,515	530,000
4	Total consideration paid or payable for the shares	$170,966,633	$5,446,227

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.32 lowest price paid: $10.24 highest price allowed under rule 7.33: $11.0229

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	24,316,305

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 17/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 **Appoint company officeholder**
B2 **Cease company officeholder**
B3 **Change to special purpose company status**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Continues on next page...

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date
08 / 09 / 03
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Curin
Given names: Joanne Elizabeth

Place of birth (town/city) (state/country)
Auckland, New Zealand

Date of Birth
23 / 05 / 58
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name
14 Artesian Road

Suburb/City: London
State/Territory:

Postcode: W2 5AR
Country (if not Australia): UK

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (If applicable)
__ / __ / __
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name ______ Given names ______

Place of birth (town/city) (state/country) ______

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name ______ Given names ______

Residential address

The residential address of the appointed officeholder is

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name ______ Given names ______

Expiry date (If applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director   Person alternate for

Date officeholder ceased

Date

[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name   Given names

Place of birth (town/city)   (state/country)

Date of Birth

[D D] / [M M] / [Y Y]

B2 Continued... Cease another company officeholder

Role of ceased officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director   Person alternate for

Date officeholder ceased

Date

[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name   Given names

Place of birth (town/city)   (state/country)

Date of Birth

[D D] / [M M] / [Y Y]

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

The change is

Commence

☐ Home unit company

☐ Superannuation trustee company

☐ For charitable purposes only

☐ Cease

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

- [ ] Director
- [x] Company secretary

Signature

S. Sharpe

Date signed

17/09/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number and name Australia Square
suburb / city Sydney state/territory NSW postcode 2000
telephone (02) 9236 6111
facsimile (02) 9252 2192
DX number suburb / city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **704**

notification of
person becoming director of, or secretary to, a body corporate

Corporations Act 2001
790,
paragraph 7.3.05(a)

Type of licence

☒ dealer ☐ investment adviser

licence number 78191

Licensee details

name of licensee Lend Lease Corporation Limited
A.C.N. or A.R.B.N. 000 226 228

registered office address Level 46 Tower Building
Australia Square
Sydney state NSW postcode 2000

Details of new appointments

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person Joanne Elizabeth CURIN
former name of person (if any)
date of birth (d/m/y) 23 / 5 / 58
position appointed as ☒ director ☐ secretary
residential address 14 Artesian Road, London W2 5AR, UK
state postcode

date of appointment (d/m/y) 8 / 9 / 03
Is person appointed in place of another officer? ☒ yes ☐ no
If yes, name of the other officer Robert Eugene TSENIN

name of person
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address
state postcode

date of appointment (d/m/y) / /
Is person appointed in place of another officer? ☐ yes ☐ no
If yes, name of the other officer

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person ______
former name of person (if any) ______
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address ______
state ______ postcode ______

date of appointment (d/m/y) / /
Is person appointed in place of another officer? ☐ yes ☐ no
If yes, name of the other officer ______

name of person ______
former name of person (if any) ______
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address ______
state ______ postcode ______

date of appointment (d/m/y) / /
Is person appointed in place of another officer? ☐ yes ☐ no
If yes, name of the other officer ______

Complete the following in respect to each director or secretary notified above as having been appointed

Are any directors shown as having been appointed, also directors of another body corporate?

☐ yes ☒ no

If yes, specify
name of officer ______
name of body corporate ______
place of incorporation ______ date of appointment / /

Do any officers shown as having been appointed have a relevant interest as determined in accordance with sections 608 and 609 of the Corporations Act 2001 in shares in any body corporate (wherever incorporated) amounting to NOT less than 10% of the aggregate of the nominal amount of all the issued shares in the body corporate?

☐ yes ☒ no

If yes, specify in respect to each body corporate in which the officer has that interest
name of officer ______
name of body corporate ______
place of incorporation ______
details of relevant interest ______

NOTES

If answer to any of below questions is YES, specify all relevant particulars hereunder and specify the item number to which the particulars relate. In regard to item 10, if the applicant has been convicted of an offence involving dishonesty, fraud or theft, all relevant particulars must be stated.

IN REGARD TO ITEMS 11 & 13

If the licensee or, if the licensee is a body corporate, an officer of the licensee has, or had, under the law of a country other than Australia or of an external Territory, a status equivalent to that of an insolvent under administration, all relevant particulars must be stated.

In particular, if the officer is, or has been an insolvent under administration, under the *Bankruptcy Act 1966* or the law of an external Territory, include in an annexure the following particulars:

(a) if he or she was declared bankrupt:
 (i) the date on which he or she was so declared; and
 (ii) the district in which he or she was so declared; and
 (iii) his or her bankruptcy number; or

(b) if he or she has entered into a deed of arrangement, or assignment, or if his or her creditors have accepted a composition under Part X of the *Bankruptcy Act 1966:*
 (i) the district in which the deed of arrangement or assignment was entered into or the composition accepted; and
 (ii) the date of the deed of arrangement or assignment or the special resolution accepting the composition; and
 (iii) the name and address of the trustee of the deed of arrangement or assignment or of the composition; and
 (iv) the identifying number used in relation to the deed of arrangement or assignment or the composition in the office of the Registrar in Bankruptcy.

Within the last 10 years has any officer who has been shown as having been appointed (whether within Australia or overseas):

1. been licensed, registered or otherwise authorised under a law which requires licensing, registration or other authorisation to carry on any of the following activities or activities that are substantially the same:
   - (i) dealing in securities (see the definition of "deal" in section 9 of the Act); or
   - (ii) acting as an investment adviser (as defined in section 9 of the Act); or
   - (iii) acting as a securities representative (as defined in section 94 of the Act)

   ☐ yes ☒ no

2. been licensed, registered or otherwise by law to carry on any trade, business or profession?

   ☐ yes ☒ no

3. been refused the right, or restricted in its, his or her right, to carry on any trade, business or profession for which a licence, registration or other authority is required by law?

   ☐ yes ☒ no

4. been a member, or partner in a member firm, of a securities, futures, commodities or other exchange?

   ☐ yes ☒ no

5. been suspended from membership in any securities, futures, commodities or other exchange or been disciplined by any such exchange?

   ☐ yes ☒ no

6. been removed from membership or, or disciplined by, any professional body?

   ☐ yes ☒ no

7. been refused membership of any securities, futures, commodities or other exchange?

   ☐ yes ☒ no

8. carried on business under any name other than the name or names shown in this notice?

   ☐ yes ☒ no

9. been known by any name other than the name or names shown in this notice?

   ☐ yes ☒ no

10. been convicted of any offence other than a traffic offence? (see notes)

    ☐ yes ☒ no

11. been subject of proceedings now pending that may lead to such a conviction? (see notes)

    ☐ yes ☒ no

12. had judgement, including findings in relation to fraud, misrepresentation or dishonesty, given against it, him or her in any civil proceedings?

    ☐ yes ☒ no

    If Yes, was judgement unsatisfied? ☐ yes ☒ no

13. been an insolvent under administration? (see notes)

    ☐ yes ☒ no

14. been wound up, had a receiver or receiver and manager appointed, been under official management, or entered into a compromise or scheme of arrangement?

    ☐ yes ☒ no

15. been engaged in the management of any bodies corporate other than those named in this form?

    ☒ yes ☐ no

16. been refused a fidelity or surety bond? ☐ yes ☒ no

Q15. Ms Curin was previously a Director of the following:

- The Peninsular and Oriental Steam Navigation Company (and subsidiaries including P&O Australia Limited)
- International Offshore Services
- State Rail of New South Wales
- Forwood Products Australia Limited

Controlling Influence over Body Corporate which is Licensee

Does any person other than the directors of the body corporate have a controlling influence, or power to exercise a controlling influence over the management and policies of the business?

☐ yes ☒ no

If Yes, give details of

person's name (family & given names) ____________________

address ____________________

state ____________ postcode ____________

person's name(family & given names)

address ____________________

state ____________ postcode ____________

Signature

This form must be signed by a licensee or if the licensee is a body corporate, by a director or secretary of the body corporate.

print name Susan June Sharpe capacity Company Secretary

sign here S. Sharpe date 17/ 9 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number
lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number and name Australia Square
suburb / city Sydney state/territory NSW postcode 2000
telephone (02)9236 6111
facsimile (02)9252 2192
DX number suburb / city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **802A**

notification of

person becoming director of, or secretary to, a body corporate

Type of licence

☒ futures broker ☐ futures adviser

licence number 78190

Licensee details

name of licensee Lend Lease Corporation Limited
A.C.N. or A.R.B.N. 000 226 228
registered office address Level 46 Tower Building
Australia Square
Sydney state NSW postcode 2000

Details of new appointments

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person Joanne Elizabeth CURIN
former name of person (if any)
date of birth (d/m/y) 23 / 5 / 58
position appointed as ☒ director ☐ secretary
residential address 14 Artesian Road, London W2 5AR, UK
state postcode
date of appointment (d/m/y) 8 / 9 / 03
Is the person appointed in place of another officer? ☒ yes ☐ no
If Yes, name of the other officer Robert Eugene TSENIN

name of person
former name of person (if any)
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary
residential address

date of appointment (d/m/y) / /
Is the person appointed in place of another officer? ☐ yes ☐ no
If Yes, name of the other officer

If the licensee is a dealer or investment adviser, annex his or her educational qualifications, work experience and history of employment and business activities in the immediate preceding 5 years and a reference from each employer

name of person ______
former name of person (if any) ______
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary

residential address ______
state ______ postcode ______

date of appointment (d/m/y) / /

Is the person appointed in place of another officer? ☐ yes ☐ no
If Yes, name of the other officer ______

name of person ______
former name of person (if any) ______
date of birth (d/m/y) / /
position appointed as ☐ director ☐ secretary

residential address ______
state ______ postcode ______

date of appointment (d/m/y) / /

Is the person appointed in place of another officer? ☐ yes ☐ no
If Yes, name of the other officer ______

Complete the following in respect to each director or secretary notified above as having been appointed

Are any directors shown as having been appointed, also directors of another body corporate?
☐ yes ☒ no

If yes, specify
name of officer ______
name of body corporate ______
place of incorporation ______ date of appointment / /

Do any officers shown as having been appointed have a relevant interest as determined in accordance with Division 5 of Part 1.2 of the Corporations Act 2001 in shares in any body corporate (wherever incorporated) amounting to NOT less than 10% of the aggregate of the nominal amount of all the issued shares in the body corporate?

☐ yes ☒ no

If yes, specify in respect to each body corporate in which the officer has that interest
name of officer ______
name of body corporate ______
place of incorporation ______
details of relevant interest ______

NOTES

If answer to any of below questions is YES, specify all relevant particulars hereunder and specify the item number to which the particulars relate. In regard to item 10, if the applicant has been convicted of an offence involving dishonesty, fraud or theft, all relevant particulars must be stated.

IN REGARD TO ITEMS 11 & 13

If the licensee or, if the licensee is a body corporate, an officer of the licensee has, or had, under the law of a country other than Australia or of an external Territory, a status equivalent to that of an insolvent under administration, all relevant particulars must be stated.
In particular, if the officer is, or has been an insolvent under administration, under the *Bankruptcy Act 1966* or the law of an external Territory, include in an annexure the following particulars:

(a) if he or she was declared bankrupt:
- (i) the date on which he or she was so declared; and
- (ii) the district in which he or she was so declared; and
- (iii) his or her bankruptcy number; or

(b) if he or she has entered into a deed of arrangement, or assignment, or if his or her creditors have accepted a composition under Part X of the *Bankruptcy Act 1966*:
- (i) the district in which the deed of arrangement or assignment was entered into or the composition accepted; and
- (ii) the date of the deed of arrangement or assignment or the special resolution accepting the composition; and
- (iii) the name and address of the trustee of the deed of arrangement or assignment or of the composition; and
- (iv) the identifying number used in relation to the deed of arrangement or assignment or the composition in the office of the Registrar in Bankruptcy.

Within the last 10 years has any officer who has been shown as having been appointed (whether within Australia or overseas):

1. been licensed, registered or otherwise authorised under a law which requires licensing, registration or other authorisation to carry on any of the following activities or activities that are substantially the same:
   (i) dealing in securities (see the definition of "deal" in section 9 of the Act); or
   (ii) acting as an investment adviser (as defined in section 9 of the Act); or
   (iii) acting as a securities representative (as defined in section 94 of the Act)

   ☐ yes ☒ no

2. been licensed, registered or otherwise by law to carry on any trade, business or profession?

   ☐ yes ☒ no

3. been refused the right, or restricted in its, his or her right, to carry on any trade, business or profession for which a licence, registration or other authority is required by law?

   ☐ yes ☒ no

4. been a member, or partner in a member firm, of a securities, futures, commodities or other exchange?

   ☐ yes ☒ no

5. been suspended from membership in any securities, futures, commodities or other exchange or been disciplined by any such exchange?

   ☐ yes ☒ no

6. been removed from membership or, or disciplined by, any professional body?

   ☐ yes ☒ no

7. been refused membership of any securities, futures, commodities or other exchange?

   ☐ yes ☒ no

8. carried on business under any name other than the name or names shown in this notice?

   ☐ yes ☒ no

9. been known by any name other than the name or names shown in this notice?

   ☐ yes ☒ no

10. been convicted of any offence other than a traffic offence? (see notes on page 5 & 6)

    ☐ yes ☒ no

11. been subject of proceedings now pending that may lead to such a conviction? (see notes)

    ☐ yes ☒ no

12. had judgement, including findings in relation to fraud, misrepresentation or dishonesty, given against it, him or her in any civil proceedings?

    ☐ yes ☒ no

    If Yes, was judgement unsatisfied? ☐ yes ☒ no

13. been an insolvent under administration? (see notes)

    ☐ yes ☒ no

14. been wound up, had a receiver or receiver and manager appointed, been under official management, or entered into a compromise or scheme of arrangement?

    ☐ yes ☒ no

15. been engaged in the management of any bodies corporate other than those named in this form?

    ☒ yes ☐ no

16. been refused a fidelity or surety bond? ☐ yes ☒ no

Q15. Ms Curin was previously a Director of the following:

- The Peninsular and Oriental Steam Navigation Company (and subsidiaries including P&O Australia Limited)
- International Offshore Services
- State Rail of New South Wales
- Forwood Products Australia Limited

Controlling Influence over Body Corporate which is Licensee

Does any person other than the directors of the body corporate have a controlling influence, or power to exercise a controlling influence over the management and policies of the business?

☐ yes ☒ no

If Yes, give details of

person's name (family & given names) ______

address ______

person's name (family & given names) ______

address ______

Signature

This form must be signed by a licensee or if the licensee is a body corporate, by a director or secretary of the body corporate.

print name Susan June Sharpe capacity Company Secretary

sign here S. Sharpe date 17 / 9 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9236-6111
facsimile (02) 9252-2192
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

Notification of
share buy-back details

form **280**
Corporations Act 2001
257C(3), 257D(3), 257E

Company name Lend Lease Corporation Limited
A.C.N. 000 226 228

- Attach this form to the share buy-back documents to be lodged and use a separate form for each share buy-back lodgment requirement.

Type of share buy-back
(tick the appropriate box)

- [ ] Employee share scheme over 10/12 limit
- [x] On-Market over 10/12 limit
- [ ] Equal access scheme within 10/12 limit
- [ ] Equal access scheme over 10/12 limit
- [ ] Selective Buy-back

Shareholders meeting [S.257C(3), S.257D(3)]

Proposed date of meeting (not applicable in the case of an Equal access scheme within 10/12 limit).
(d/m/y) / /

Documents lodged

(tick box applicable)

- [x] Subsection 257C(3) - Shareholder approval if the 10/ 12 limit exceeded.
Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.
- [ ] Subsection 257D(3) - Selective buy-back.
Attach notice of meeting and any document relating to the buy-back that will accompany the notice of the meeting sent to shareholders.
- [ ] Section 257E - Equal access scheme and selective buy-back
Attach documents setting out the terms of the offer and any document that is to accompany the offer.

Note: If a resolution is to be passed by way of a circular to all members which complies with S.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked (A) are true copies.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 17 / 9 /2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASIC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).

ANNEXURE A

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

1 October 2003

Dear Shareholder

This has been a challenging year for Lend Lease and, as a shareholder, you are entitled to a comprehensive review of the Group's performance. In preparing this year's Annual Report our goal has been to provide a detailed explanation of the issues and challenges facing Lend Lease.

While this has been a difficult time for Lend Lease, I am pleased to report on a number of achievements across the Group. Within the three major regions in which we operate, Asia Pacific, Europe and The Americas, Lend Lease has excelled on numerous projects, and many of these achievements are documented in the Annual Report.

This report also discusses future plans and opportunities for the Group, as we simplify our business model and focus on our core strengths.

On the reverse of this letter is the Notice of our Annual General Meeting. Please note our new venue at:

City Recital Hall
Angel Place
Access via Pitt or George Streets
Sydney

Wednesday, 12 November 2003
Commencing at 2.00 pm (registration commences at 1.00 pm)

The Notice contains resolutions relating to the adoption of accounts, the election of Directors, the acquisition by Non Executive Directors of shares in the Company, renewal of proportional takeover provisions contained in the Company's Constitution and an on market buyback. At the bottom of the Notice you will find information on how you can RSVP and register for the meeting. You are also welcome to join the Board after the meeting for light refreshments, tea and coffee. If you are unable to attend the meeting, please remember to either lodge your proxy by fax or by post in the enclosed reply paid envelope.

I invite you to join the Board, Greg Clarke and members of the Executive Team at our Annual General Meeting, where we will discuss Lend Lease's performance and plans for the future. We will also be happy to respond to any questions you may have.

On behalf of the Board of Directors, I look forward to seeing you on 12 November.

Yours sincerely

David Crawford
Chairman

This is annexure A of 8 pages referred to in Form 280 - Notification of share buy-back details.

S. Sharpe 17/9/03
S J Sharpe (Company Secretary)

NOTICE OF MEETING

Notice is given to the members of the Company that the 2003 Annual General Meeting of Shareholders will be held at the City Recital Hall, Angel Place, Sydney, New South Wales on Wednesday, 12 November 2003 at 2.00 pm.

ORDINARY BUSINESS

Accounts and Reports

1 To receive the Financial Report for the year ended 30 June 2003, together with the reports of the Directors and Auditors thereon.

Directors

2-5 To elect Directors,

Ms J E Curin retires in accordance with Rule 6.1e of the Constitution and, being eligible, submits herself for election.

Mr G G Edington retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Mr P C Goldmark retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Mr R A Longes retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

SPECIAL BUSINESS

To consider and, if thought appropriate, pass the following resolutions:

Proportional Takeover Rules

6 As a special resolution, that the Company renew the proportional takeover provisions contained in Rule 15 of the Constitution, as amended in the manner described in the Explanatory Notes, for a period of 3 years from the date of this resolution.

Non Executive Directors' Share Ownership Plan

7 As an ordinary resolution, that Non Executive Directors be authorised to acquire shares or interests in shares in the Company on the basis that:

a the Company may issue to or fund the acquisition for, or for the benefit of, each Non Executive Director of a number of shares in the Company in any year which is equal in value to all or part of the fees which would otherwise be payable to the Director for that year under Rule 6.3a of the Constitution;

b any acquisitions authorised by this resolution will be made on behalf of each participating Director each half year at the price for that period determined under the rules of the Company's Share Purchase Plan;

c a Director acquiring shares under this plan will not be entitled to Director's fees to an amount equal to the price of the shares acquired; and

d a Director may not deal with shares acquired under this plan until the date of retirement of the Director, except as necessary to meet an earlier tax liability in respect of those shares.

Voting Exclusion Statement:

The Company will disregard any votes cast on this resolution by Non Executive Directors and any associates of Non Executive Directors. However, the Company will not disregard a vote if:

- it is cast by a Non Executive Director as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

On Market Share Buyback

8 As an ordinary resolution, that the shareholders authorise the Company to buy back up to 44 million shares (approximately 10% of its issued ordinary shares as at 30 June 2003), over the 12 months commencing on the date of passing of this resolution, by way of an on market buyback. This authorisation is in addition to the on market buyback currently in progress of up to 10% of the issued ordinary shares of the Company, being 43,452,820, calculated as at the commencement of the buyback, over the 12 months commencing on 13 June 2003.

PROXIES

If you are unable to attend the meeting, you may appoint a person to act as your proxy at the meeting by completing the attached Proxy Form. Proxy Forms must be received in accordance with the instructions on the back of the Proxy Form by 2.00 pm on Monday, 10 November 2003. Please note that:

- a shareholder entitled to attend and cast at least two votes may appoint not more than two proxies.
- where two proxies are appointed, each proxy may be appointed to represent a specified proportion of the shareholder's voting rights. If no proportion is specified, each proxy may exercise half of the shareholder's voting rights.
- a proxy need not be a shareholder of the Company.

DETERMINATION OF RIGHT TO VOTE

The Board has determined that, for the purposes of the meeting, all shares on issue at the date of the meeting will be taken to be held by the persons who held them at 7.00 pm on Monday, 10 November 2003.

CORPORATE SHAREHOLDERS

A corporate shareholder wishing to appoint a person to act as its representative at the meeting must provide that person with a letter executed in accordance with the company's constitution and the Corporations Act authorising him or her to act as the company's representative. The authority may be sent to the Company and/or Share Registry in advance of the meeting or handed in at the meeting when registering as a corporate representative.

RSVP INFORMATION

If you are NOT able to attend the meeting, you do not need to RSVP. If you wish to attend the meeting, please RSVP by 3 November, either:

- by telephone: 1800 230 300; or
- by email: agm.rsvp@lendlease.com.au

When you RSVP, please advise if you wish to bring a guest.

REGISTRATION

- registration will commence at 1.00 pm.
- for ease of registration, please bring your Proxy Form to the meeting.
- the City Recital Hall is in Angel Place, which can be accessed from either George or Pitt Streets and is located between Martin Place and Hunter Street (please refer to the map on page 6 of this Notice to find the location of, and the nearest transport routes to, the meeting).

The accompanying Explanatory Notes form part of this Notice of Meeting.

By order of the Board

Sue Sharpe
Secretary, 1 October 2003

Lend Lease 2003 Annual General Meeting – Explanatory Notes to Notice of Meeting

These Notes form part of the Notice of Meeting

Resolution 1 – Accounts and Reports

The Corporations Act requires the Financial Report and the Reports of the Directors and Auditors to be laid before the Annual General Meeting and the Company's Constitution provides for these Reports to be received and considered. Neither the Corporations Act nor the Constitution requires a vote of shareholders at the Annual General Meeting on these Reports. However, shareholders will be given ample opportunity to raise questions at the Meeting.

Resolution 2-5 - To elect Directors

The following information is provided in respect of each candidate:

Ms J E Curin, Finance Director (Executive)

Ms Curin, aged 45, joined the Board as Finance Director on 8 September 2003.

Experience and qualifications

Ms Curin has a broad range of international experience as a senior finance executive and director with a number of large corporations. She was previously Finance Director of The Peninsular and Oriental Steam Navigation Company, and prior to that she was Finance Director of P&O Australia Limited. She holds a Bachelor of Commerce (Accounting) from the University of Auckland in New Zealand and she is a member of the Institute of Chartered Accountants in New Zealand.

Other directorships and positions

Nil.

Term of office, independence and relationships with the company and other directors

Ms Curin stands for election following her initial appointment as a full time Executive Director of the Company on 8 September 2003. Other than her employment arrangements, she does not have any relationships with either the Company or other directors.

The Board unanimously recommends that shareholders vote in favour of Ms Curin's election.

G G Edington (Non Executive)

Mr Edington, aged 58, joined the Board in 1999 and is Chairman of the Risk Management & Audit Committee and a Member of the Personnel & Organisation Committee.

Experience and qualifications

Qualified as a Chartered Surveyor, Mr Edington brings to the Board extensive UK and international experience in the property sector. Mr Edington was a Director of BAA plc and Chairman of BAA International. He joined BAA plc in 1988, became a Member of the Board in 1991 and has been the Chairman of six BAA companies. He is a past President of the British Property Federation, was the Chairman of UK property company Greycoat Estates Limited and was a Member of the Bank of England Property Forum. He has also been involved with a number of charitable organisations.

Other directorships and positions

Mr Edington is Chairman of Garden Park Investments Limited and Chairman of the Trustees of NCH, a leading UK children's charity.

Term of office, independence and relationships with the company and other directors

Mr Edington was elected as a Director at the Annual General Meeting held on 2 November 2000. The Board considers Mr Edington to be an independent director (refer to the 2003 Annual Report for the Company's assessment of independent directors). Mr Edington does not have any relationships with either the Company or other directors.

The Board unanimously recommends that shareholders vote in favour of Mr Edington's re-election.

P C Goldmark, Chevalier de la Legion d' Honneur (Non Executive)

Mr Goldmark, aged 62, joined the Board in 1999 and is Chairman of the Personnel & Organisation Committee.

Experience and qualifications

Mr Goldmark is Director, Global and Regional Air Program at Environmental Defense, a US based non profit environmental advocacy organisation. He was the Chairman and CEO of The International Herald Tribune in Paris between 1998 and 2003. Prior to this, he was for ten years the President and CEO of the Rockefeller Foundation in New York. He has held the positions of Senior Vice President of the Times-Mirror Corporation, Executive Director of the Port Authority of New York and New Jersey and Director of the Budget for the State of New York. Mr Goldmark graduated with a BA from Harvard College, Government Department, magna cum laude. He brings to Lend Lease his wide experience as a CEO and Senior Executive in the private and public sectors, both in the US and internationally.

Other directorships and positions

Nil.

Term of office, independence and relationships with the company and other directors

Mr Goldmark was elected as a Director at the Annual General Meeting held on 2 November 2000. The Board considers Mr Goldmark to be an independent director (refer to the 2003 Annual Report for the Company's assessment of independent directors). Mr Goldmark does not have any relationships with either the Company or other directors.

The Board unanimously recommends that shareholders vote in favour of Mr Goldmark's re-election.

R A Longes, Deputy Chairman (Non Executive)

Mr Longes, aged 58, joined the Board in 1986 and was appointed Deputy Chairman in January 2000. He is a Member of the Risk Management & Audit Committee.

Experience and qualifications

Mr Longes is an Executive Director of Investec Bank (Australia) Limited. He was previously an Executive Director of the Company, a Principal of the Corporate Advisory and Private Equity Group of Wentworth Associates and a Partner of the legal firm Freehills. Mr Longes' qualifications are BA, LLB, MBA.

Other directorships and positions

Mr Longes is Chairman of GPT Management Limited and a Director of Australian Water Services Pty Limited and Metcash Trading Limited. He is also a Director of the National Institute of Dramatic Art and a Member of the Aboriginal Tourism Leadership Group. Mr Longes was a Member of the panel reviewing the National Museum of Australia and he is heading an enquiry into Indigenous Business on behalf of the Commonwealth Government.

Term of office, independence and relationships with the company and other directors

Mr Longes was last re-elected as a Director at the Annual General Meeting held on 2 November 2000. The Board does not consider Mr Longes to be an independent director (refer to the 2003 Annual Report for the Company's assessment of independent directors). Mr Longes does not have any other relationships with either the Company or other directors.

Notwithstanding Mr Longes' non independence, the Board believes that his level of experience and contribution to the Company are invaluable and unanimously recommends that shareholders vote in favour of Mr Longes' re-election.

Resolution 6 - Proportional takeover bids

A proportional takeover offer is a takeover offer where the offer made to each shareholder is only for a proportion of that shareholder's shares. The Constitution currently includes proportional takeover provisions (Rule 15). These came into effect in 1997 when the Company adopted its existing Constitution and were renewed by shareholders in 2000.

Under the Corporations Act (the "Act"), proportional takeover provisions expire after three years from adoption or renewal and may then be renewed. The Board is seeking shareholder approval to renew the proportional takeover provisions in the Constitution.

The proposed proportional takeover provisions are identical to those adopted in 1997 and renewed in 2000 except that:

- minor terminology changes have been made to more closely reflect the terminology used in the Act. Specifically;
  - i the word "scheme" in Rule 15.1c has been changed to "bid"; and
  - ii all references in Rule 15 to "Corporations Law" have been changed to "Corporations Act 2001 (Cth)".
- the definition of "approving resolution deadline" in Rule 15.1e has been amended to now read as follows (italics show changes):

  "**approving resolution deadline**, in relation to a proportional takeover bid, means the day that is 14 days before the last day of the bid period *during which the offers under the proportional takeover bid remain open or a later day allowed by the Australian Securities and Investments Commission*".

This reflects the position under the Act which allows Directors, in certain circumstances, to apply to the Australian Securities and Investments Commission for a longer timeframe to obtain a vote from shareholders for approval of a proportional takeover bid. This may be relevant where the time allowed under a particular bid is such that a shareholder vote is impracticable within the timeframe otherwise prescribed by the Act.

The Act requires that the following information be disclosed in this notice:

Effect

If a takeover offer is made under a proportional takeover bid, the Directors must ensure that a resolution of shareholders to approve the takeover bid is voted on more than 14 days before the last day of the bid period (or such later date as is approved by the Australian Securities and Investments Commission).

Each shareholder has one vote for each fully paid share held. Each partly paid share carries a fraction of a vote, reflecting the amount paid up. The vote is decided on a simple majority. The bidder and its associates are not allowed to vote. If the resolution is not passed, transfers giving effect to takeover contracts for the bid will not be registered and the offer will be taken to have been withdrawn.

If the bid is approved (or taken to have been approved), the transfers must be registered (provided they comply with other provisions of the Act and the Constitution).

The Directors breach the Act if they fail to ensure the approving resolution is voted on. However, if the resolution is not voted on, the bid will be taken to have been approved.

The proportional takeover approval provisions set out above do not apply to full takeover offers and will only apply until 3 years after the date of renewal. The provisions may be renewed again, but only by a special resolution of shareholders.

Reasons

A proportional takeover bid involves an offer for only a proportion of each member's securities. This may allow control of the Company to pass without members having the chance to sell all their securities to the bidder. This may assist a bidder to take control of the Company without payment of an adequate control premium. The approval provisions will allow members to decide collectively if a proportional offer is acceptable in principle and will assist in ensuring that any partial offer is appropriately priced. At the date this notice was prepared, no Director is aware of a proposal by a person to acquire (or to increase) a substantial interest in the Company.

Potential advantages and disadvantages

The Directors consider that the takeover approval provisions have no potential advantages or disadvantages for them. They remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted.

The Board also considers that there have been no advantages or disadvantages for either the Directors or the Company's members during the period since 2000 during which the current proportional takeover provisions have been in effect.

The potential advantages of the takeover approval provisions for members of the Company are:

- members have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- the provisions may help members to avoid being locked in as a minority;
- the bargaining power of members is increased (this may help ensure that any partial offer is adequately priced); and
- knowing the view of the majority of members may help each individual member assess the likely outcome of the proportional takeover offer and to decide whether to accept or reject that offer.

The potential disadvantages for members of the Company include:

- proportional takeover offers for securities in the Company may be discouraged;
- members may lose an opportunity of selling some of their securities at a premium; and
- the chance of a proportional takeover being successful may be reduced.

The Board considers that the potential advantages for shareholders of the takeover approval provisions outweigh the potential disadvantages. In particular, shareholders as a whole are able to decide whether or not a proportional takeover bid is successful.

Resolution 7 – Non Executive Directors' Share Ownership Plan

In 1997 shareholders approved the introduction of a share ownership plan for Non Executive Directors which was amended and renewed in 2000.

Under the plan, Non Executive Directors may subscribe for a number of shares which is equal in value to all or part of their Director's fees (being the fees paid to them for attending, chairing and travelling to Board and Committee meetings) during each twelve month period. A Director acquiring shares under this plan would not be entitled to Directors' fees to an amount equal to the value of the shares acquired.

Essentially this would mean that a Non Executive Director could elect to receive some or all of his fees in shares, rather than by monetary payment. The timing and price of the subscription are on the same basis as under the Company's Share Purchase Plan and only while that Plan is operative (note: the Plan was suspended on 1 September 2003). Directors effectively pay for the subscription

by foregoing their entitlement to an equivalent amount of Director's fees.

The Board continues to believe that it is desirable for Non Executive Directors to own shares in the Company. The Board is therefore seeking shareholder approval again for the share ownership plan on the current terms.

A Director would be restricted from dealing with shares acquired in this manner until their retirement and would be exposed to share price risk until this time. However, a Director could deal with shares at an earlier time to the extent necessary to meet an earlier tax liability in respect of the shares.

The Australian Stock Exchange has granted the necessary Listing Rule waivers on the basis that the plan is approved by ordinary resolution of shareholders every 3 years.

Your Board believes this plan will align the interests of Non Executive Directors more closely with the interests of shareholders (at no extra cost to the Company) and recommends the resolution.

Resolution 8 - On Market Share Buyback

In May this year, the Company announced that it would undertake an on market share buyback of up to 10% of its issued capital calculated as at the commencement of the buyback (being 43,452,820 shares). The Company is undertaking the buyback as a means of distributing its surplus capital to shareholders. This buyback commenced on 13 June 2003 (the "**current buyback**").

Reasons for Further Buyback

The Board expects the Company to continue to be in a surplus capital position following the completion of the current buyback, which is due in part to proceeds received or receivable from the divestment of certain real estate investment businesses. Some of this capital may be applied to acquisitions. However, subject to the Company maintaining a strong financial position, the Company will continue to return surplus capital to shareholders out of cash reserves via on market share buybacks.

The Corporations Act limits companies to buying back no more than 10% of issued capital within a 12 month period without shareholder approval.

It is possible that the current on market share buyback will be completed well before 12 June 2004 and, to provide the Company with maximum flexibility to continue to purchase shares, approval is sought from shareholders to purchase up to a further 44 million shares (approximately 10% of the Company's issued capital of 439,769,303 as at 30 June 2003) (the "**further buyback**").

Terms of Further Buyback

As with the current buyback, the further buyback would be conducted on market. This means that shares are purchased in the ordinary course of trading at the prevailing market price on the Australian Stock Exchange ("ASX"), in the same way as any other on market sale. As at 10 September 2003, the closing price for ordinary shares in the Company was $10.50. For shareholders who sell shares into the on market buyback the tax treatment is also the same as for any other on market share sale.

On market buybacks are regulated by the ASX which requires the Company to file notices (consistent with this Explanatory Note) announcing commencement of the further buyback, period for the buyback and numbers of shares bought back each day during the buyback.

The ASX Listing Rules also require that the price for the buyback be no more than 5% higher than the average price for the Company's shares over the previous five business days.

The further buyback would involve the purchase by the Company of up to 44 million of its ordinary issued shares over the 12 month period from the date the resolution approving the further buyback is passed. Any shares purchased by the Company under the further buyback would be in addition to any shares purchased by the Company under the current buyback, which may be up to 43,452,820 shares. The purchase of shares under the further buyback would commence following completion of the current buyback.

Cumulatively, both buybacks would allow the Company to purchase up to 87,452,820 of its shares (being approximately 20% of its issued ordinary shares as at 30 June 2003) over the period from 13 June 2003 to the date which is 12 months from the passing of the resolution to approve the further buyback.

Financial Strength Impact

The impact on the Company's cash balances of the proposal is as follows:

- the balance of the current share buyback post 30 June 2003 (41.7 million shares) will cost approximately $417 million assuming an average purchase price of $10.00 per share. The cost will vary by approximately $4.2 million for every $0.10 movement in the average purchase price.
- the proposed share buyback of 44 million shares will cost approximately $440 million assuming an average purchase price of $10.00 per share. The cost will vary by $4.4 million for every $0.10 movement in the average purchase price.
- the average purchase price of $10.00 per share used is for illustrative purposes only.

The Board believes that the Company will remain in a strong financial position should both buybacks be completed given the Company's cash balance of $867 million at 30 June 2003 and net cash proceeds in excess of $900 million received/receivable post 30 June 2003 for the sale of certain real estate investment businesses and the interest in IBM Global Services Australia Limited.

The level of cash held by the Company is also subject to movements in working capital, dividends paid and investments made by the Company in the ordinary course of business, the net effect of which is not expected to materially impact the level of cash held by the Company over the next 12 months.

Financial Analysis

The financial analysis set out below is on a pro forma basis for illustrative purposes only and does not represent a forecast.

The following assumptions have been used in the financial analysis of this proposal:

- current buyback of 43,452,820 shares to be completed by 31 January 2004.
- proposed buyback of an additional 44 million shares to be commenced on 1 February 2004 and completed by 31 October 2004.
- a base profit after tax in both 2004 and 2005 equivalent to the 2003 financial year result of $230.2 million (this is not a forecast but used purely for illustrative purposes only).
- adjustments to the base profit to reflect the impact on interest earnings from the share buybacks assuming an average price of $10.00 per share:
    - 2004: profit after tax reduced by approximately $12 million.
    - 2005: profit after tax reduced by approximately $29 million.

The table below sets out the key financial implications arising from this proposal based on the assumptions above.

	Financial Year 2004	2005
Earnings per share (eps) - cents per share:		
• with no buyback	52.5	52.5
• with buybacks proposed	53.9	56.5
• growth on 2003 base (actual eps 52.5 cents, excluding writedown of REI businesses)	2.7%	7.6%
• growth on previous year	2.7%	4.8%

Earnings per share will be lower if the buybacks take longer to complete than that assumed above or if they are not completed. Completing both the current buyback and the further buyback will reduce net asset backing per share by approximately 75 cents per share (net asset backing per share at 30 June 2003 was $6.86).

Directors

The interests of Directors in Lend Lease shares are set out in the 2003 Annual Report.

Directors will be entitled to participate in the buyback if they wish to do so, subject to the Company's Constitution, the Board's share trading policy, the Board's policy on minimum shareholdings for Directors and restrictions imposed by the Non Executive Directors' Share Ownership Plan.

Your Board believes an additional on market buyback is in the interests of shareholders and recommends that shareholders vote in favour of the resolution.

HOW TO FIND THE MEETING LOCATION?

You can use the map below to find the location of, and the nearest transport routes to, the meeting at the City Recital Hall, Angel Place.

If you wish to attend the meeting, please let us know either:

- by telephone: 1800 230 300; or
- by email: agm.rsvp@lendlease.com.au

When you RSVP, please advise if you wish to bring a guest.


WYNYARD
HUNTER STREET
TAXI
ANGEL PLACE
CASTLEREAGH STREET
MARTIN PLACE
GEORGE STREET
TAXI
PITT STREET
MLC CENTRE
ELIZABETH STREET
KING STREET
TAXI

By Train
Martin Place or Wynyard Stations are a five minute walk from Angel Place.

By Bus
All buses to and from Circular Quay stop nearby on George Street or Pitt Street - near the corner of Martin Place.

By Taxi
A taxi drop off is located at the entrance. Your taxi can enter Angel Place from George Street when travelling south.

By Foot
You can walk in from George and Pitt Streets and from Martin Place.

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228

All Registry communications to
C/-ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7123
Toll Free: 1800 230 300
Facsimile: (02) 8280 7646
ASX Code: LLC
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

//
//

X99999999999

I/We being a member(s) of Lend Lease Corporation Limited and entitled to attend and vote hereby appoint

A The **Chairman of the Meeting (mark box)** ☐ **OR** Write here the name of the person you are appointing ☐

or failing the person named, of if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 2.00pm on Wednesday, 12 November 2003 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

IMPORTANT: FOR RESOLUTION 7 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Resolution 7 below, please note that the Chairman of the Meeting intends to vote undirected proxies in favour of that Resolution. Accordingly, if this is not your preference, please mark the appropriate box below.

Should you desire to direct your proxy how to vote on any resolution please insert X **in the appropriate box below or insert the proportion of your votes to be cast.**

	For	Against	Abstain*
Resolution 2 Election of Director, Ms J E Curin	☐	☐	☐
Resolution 3 Election of Director, Mr G G Edington	☐	☐	☐
Resolution 4 Election of Director, Mr P C Goldmark	☐	☐	☐
Resolution 5 Election of Director, Mr R A Longes	☐	☐	☐
Resolution 6 Renewal of Proportional Takeover Rules	☐	☐	☐
Resolution 7 Renewal of Non Executive Directors' Share Ownership Plan	☐	☐	☐
Resolution 8 Approval of On Market Share Buyback	☐	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the shareholder's constitution and the Corporations Act.

ASX Perpetual Registrars Limited ("ASX Perpetual") advises that once you become a shareholder in Lend Lease Corporation Limited ("Lend Lease"), Chapter 2C of the Corporations Act requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. ASX Perpetual's privacy policy is available on its website (www.asxperpetual.com.au).

HOW TO COMPLETE THE PROXY FORM

Appointing Your Proxy
If you wish to appoint the Chairman of the meeting as your proxy, please mark the box at **A**. If the person you wish to appoint as your proxy is someone other than the Chairman, please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, then the Chairman of the meeting will be your proxy and will vote on your behalf. A proxy need not be a shareholder of Lend Lease Corporation Limited. You cannot appoint yourself. You can vote your shares by proxy even if you plan to attend the meeting.

Voting
If you wish to direct your proxy regarding how to vote on the resolution, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the specified proportion of shares (either the number or percentage) you wish to vote in the appropriate boxes. If the voting direction is split, the proxy holder will not be able to vote on a show of hands. The vote will be invalid if a mark is made in more than one box or if the total shareholding shown in 'FOR', 'AGAINST' and 'ABSTAIN' boxes is more than your total shareholding on the share register. If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.

Appointing a Second Proxy
A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. If you wish to appoint two proxies, please obtain a second Proxy Form by telephoning 1800 230 300 (within Australia) or 61 2 8280 7123 (overseas callers). Both forms should be completed with the specified proportion (either the number or percentage) of your voting rights on each form. Please return both Proxy Forms together.

Signatures
This Proxy Form must be signed by the shareholder or by his/her authorised attorney(s); or, in the case of a joint shareholding, by one of the joint shareholders or by their authorised attorney(s).

If the shareholder is a company, the Proxy Form must be signed either:

- under the common seal of the company by two directors, or a director and a secretary; or
- by two directors, or a director and a secretary; or
- in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- under the hand of a duly authorised officer or attorney.

If the Proxy Form is signed by an attorney or authorised officer(s) of a company, then the relevant power of attorney or authority authorising that person or persons to sign must either have been exhibited previously with the Company or be enclosed with this Proxy Form. The attorney or authorised officer hereby states that no notice of revocation of power or authority has been received.

Return of Proxy Form
To be effective, this form, together with the power of attorney or other authority (if any) under which it is signed, must be sent to one of the following in sufficient time to be ***received no later than 2.00 pm on Monday, 10 November 2003:***

- ASX Perpetual Registrars Limited, the Company's Share Registry, in the reply paid envelope provided, or post to Locked Bag A14, Sydney South NSW 1235; or by facsimile on 61 2 8280 7646; or
- the Company Secretary, Lend Lease Corporation Limited, Level 45, Australia Square, Sydney 2000; or by facsimile on 61 2 9252 2192.

If you require further information on how to complete the Proxy Form please telephone Lend Lease Shareholder Services on 1800 230 300 (within Australia) or 61 2 8280 7123 (overseas callers).

File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

18 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 17 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,136,515	465,806
4	Total consideration paid or payable for the shares	$176,412,860	$4,885,726

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.53 lowest price paid: $10.33 highest price allowed under rule 7.33: $10.9557

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,850,499

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe.................... Date: 18/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

18 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Eight (8) pages

Dear Sir

Re: Stock Exchange Announcement
Final Dividend

In accordance with Listing Rule 3.17, enclosed are the following documents, which will be mailed to shareholders today together with the 2003 final dividend cheque and/or statement:

1. Letter to Shareholders; and
2. Share Disposition Facility Application Form and Terms & Conditions.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

www.lendlease.com

Please address all
enquiries and
correspondence to:
ASX Perpetual
Registrars Limited
Locked Bag A14
Sydney South NSW 1235

Telephone:
1800 230 300 or
61 2 8280 7123

Facsimile:
61 2 9287 0303

18 September 2003

Dear Shareholder

Please find enclosed your dividend cheque/statement for the 2003 final dividend. In line with our announcement of a change in dividend policy in May 2003, the dividend rate has increased to 20 cents per share unfranked, compared with 10 cents per share fully franked for the 2003 interim dividend. This dividend represents a payout ratio of 72.9% (38.5% for the 2003 interim dividend). The dividend payout ratio will continue to be between 60% and 80% and future dividends are expected to be unfranked for a period of time.

The Lend Lease 2003 Annual Report will be released to the market in early October. If you have elected to receive the Annual Report, this will be mailed to you shortly. Following its release, it will also be available on our website (**www.lendlease.com**) for download.

Yours sincerely

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

SHARE DISPOSITION FACILITY - APPLICATION FORM
CHESS HOLDERS

The maximum number of shares you may nominate for sale through the Share Disposition Facility (SDF) is: **A**

I/We wish to sell the number of shares shown in Box B (must be equal to or less than the number in Box A). **B**

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).
You can decide not to participate in the SDF. In this case you do not have to do anything.

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. (__) ____ ____ **C**

As a CHESS holder it will be necessary for you to request your controlling participant (usually your sponsoring broker) to convert the number of shares you wish to have sold to an Issuer Sponsored holding. Your sponsoring broker can advise on this. You must then return this form to ASX Perpetual. If these instructions are not followed your application may be rejected.

Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/We acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

Shareholder(s) Signatures(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

Securityholder 1 (individual)	Joint Securityholder 2 (individual)	Joint Securityholder 3 (individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date
/ /

LLC SDF001

Lend Lease
CORPORATION

INSTRUCTIONS

1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Friday 24 October 2003**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS	DELIVERY ADDRESS
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
Locked Bag A14	Level 8, 580 George Street
Sydney South NSW 1235	Sydney NSW 2000
AUSTRALIA	***(Please do not use this address for Express Post mailing)***

3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.
3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.
4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.
5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX Perpetual advise that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).

4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Friday 24 October 2003 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)

Lend Lease CORPORATION

SHARE DISPOSITION FACILITY - APPLICATION FORM
ISSUER SPONSORED HOLDERS

The maximum number of shares you may nominate for sale through the Share Disposition Facility (SDF) is: **A**

I/We wish to sell the number of shares shown in Box B (must be equal to or less than the number in Box A). **B**

If my/our entire holding is 50 Shares or less and I/we elect to participate in the SDF, I/we understand that my/our entire holding will be sold, notwithstanding that I/we may have entered a different number in Box B (in such circumstances I/we consent to Lend Lease or ASX Perpetual amending the number of Shares in Box B to the number of Shares I/we actually hold provided that this number is 50 or less).

You can decide not to participate in the SDF. In this case you do not have to do anything.

Please provide a telephone number where we may contact you during business hours if we have any questions about this form. **C** (__) ____ ____

Participation in the SDF

- To instruct Lend Lease to arrange for the sale of Shares set out in Box B above, you must sign below.
- By signing this form I/we acknowledge and confirm that Lend Lease and ASX Perpetual severally are irrevocably authorised and directed as my/our agent to arrange the sale of that number of my/our Shares as is specified in Box B above (and if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
- Capitalised terms used in this Application Form and not here defined have the same meaning as in the accompanying Terms and Conditions in respect of the SDF.

Shareholder(s) Signatures(s)

In deciding to participate in the SDF I/we agree as provided on the reverse of this Application Form and the accompanying Terms and Conditions.

Securityholder 1 (individual)	Joint Securityholder 2 (individual)	Joint Securityholder 3 (individual)
Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Date / /

LLC SDF001

Lend Lease
CORPORATION

INSTRUCTIONS

1. SIGNING INSTRUCTIONS

(i) Joint holders – all holders must sign.

(ii) Under Power of Attorney – if not previously provided to ASX Perpetual, a certified copy of the Power of Attorney must accompany this form.

(iii) Deceased Estate – all executors should sign and, if not previously provided to ASX Perpetual, a certified copy of Probate or Letter of Administration must accompany this form.

(iv) Company – this form must be signed by 2 directors or a director and company secretary. Titles of all signatories should be stated. For companies with a sole director and sole company secretary this must be stated below the single signature.

2. LODGEMENT INSTRUCTIONS

SDF Application Forms must be received no later than **5.00pm (Sydney time) on Friday 24 October 2003**. A reply paid envelope is enclosed for shareholders in Australia. Overseas holders will need to affix the appropriate postage.

Your SDF Application Form may be mailed or delivered to:

MAILING ADDRESS	DELIVERY ADDRESS
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
Locked Bag A14	Level 8, 580 George Street
Sydney South NSW 1235	Sydney NSW 2000
AUSTRALIA	***(Please do not use this address for Express Post mailing)***

3. APPLICATION

By applying to participate in the SDF, I/we, the registered holder(s) of the Shares shown on the reverse of this Application Form:

1. Irrevocably authorise ASX Perpetual and Lend Lease severally to arrange to sell on my/our behalf the number of Shares set out at Box B on the reverse of this Application Form (or if I/we hold 50 Shares or less, all of my/our Shares) and to do all acts and things necessary for the sale of such Shares including, but not limited to, instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on the terms of this Application Form and in accordance with the accompanying Terms and Conditions.
2. I/We warrant to Lend Lease and ASX Perpetual that at the time of executing this Application Form and on the Closing Date, I/we am/are the registered holder(s) of the Shares set out in Box B on the reverse of this Application Form and those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights.
3. I/we acknowledge that the price per share at which my/our Shares will be sold for me/us will be a volume weighted average price determined in accordance with the Terms and Conditions and may not be the best execution price and calculation of such price will be by the Broker and may not be challenged in the absence of manifest error. I/We acknowledge that neither Lend Lease, ASX Perpetual, the Broker or any other person shall on any account be liable to me/us and I/we will not bring any claim or action against Lend Lease, ASX Perpetual or the Broker (including but not limited to) by reason of or in connection with Lend Lease, ASX Perpetual or the Broker not having sold Shares for me/us at any particular price.
4. I/We irrevocably authorise Lend Lease (or its officers or agents) and ASX Perpetual (or its officers or agents) severally to correct any error in or omission from my/our Application Form and to complete the Application Form by the insertion of any necessary details.
5. I/We agree and acknowledge that, I/we are bound by the terms and conditions of the SDF which are set out in this Application Form and in the accompanying Terms and Conditions, and I/we have read and understood this Application Form and the accompanying Terms and Conditions.

Where this document is signed under power of attorney, the attorney declares that the attorney has no notice of the revocation of the power or the death of the donor of the power.

ASX Perpetual advise that once you become a shareholder in Lend Lease, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in Lend Lease's public register. This information must continue to be included in Lend Lease's public register for 7 years if you cease to be a shareholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual's privacy policy is available on their website (www.asxperpetual.com.au).

4. TREATMENT OF APPLICATIONS

Lend Lease may treat any purported application as satisfying the requirements for a valid application under the SDF or disregard the application, as it determines appropriate.

SDF Application Forms must be received by ASX Perpetual no later than 5.00pm (Sydney time) on Friday 24 October 2003 at the address shown on this form. Please note that your SDF Application Form must be actually received at the above address by the deadline. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SDF.

If you require information on how to complete this Application Form, please contact Lend Lease Shareholder Services on 1800 230 300 (8:30am to 5:30pm Sydney time on business days) or 61 2 8280 7123 for overseas callers (please note this is not a free call)

SHARE DISPOSITION FACILITY
TERMS AND CONDITIONS

1. Overview

The following terms and conditions are those applicable to the Lend Lease Share Disposition Facility (SDF). Under the SDF, Shareholders may sell up to approximately $1,500 in value of their Shares free of brokerage costs.

2. Terms of Participation

2.1 All Shareholders may participate in the SDF.

2.2 Shareholders may:

(a) sell up to 150 of their Shares in the September 2003 SDF; or

(b) do nothing.

2.3 Any Shareholders with 50 Shares or less on the Closing Day who participate in the September 2003 SDF will have their entire shareholding sold even if the number of Shares specified in Box B of the SDF Application Form is less than 50. Shareholders with 50 or less Shares are also free to elect to do nothing and if they do nothing they will retain all of their Shares.

2.4 Lend Lease will not accept applications to sell a number of Shares that do not comply with clause 2.2 and 2.3.

2.5 Lend Lease may, by notice published in "The Australian" newspaper and on the Lend Lease web site (www.lendlease.com), extend or shorten the Offer Period and may in its absolute discretion accept and act on SDF Application Forms which are received after the Offer Period has closed.

3. Charge to Shareholders

Shareholders participating in the SDF will not have to pay brokerage costs on the Shares sold through the SDF. Any brokerage costs will be paid by Lend Lease.

4. Shareholder Instructions

4.1 Shareholders may only participate in the September 2003 SDF by validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.2 CHESS holders may only participate in the SDF by instructing their controlling participant (sponsoring broker) to convert the number of Shares to be sold to an Issuer Sponsored holding before validly completing the SDF Application Form and sending it to ASX Perpetual so that it is received prior to the Closing Date.

4.3 By completing the SDF Application Form a Shareholder irrevocably authorises Lend Lease and ASX Perpetual severally to act as its agent to arrange the sale of the Shares specified in Box B of the SDF Application Form (or if the Shareholder holds 50 Shares or less, all of the Shareholder's Shares) and to do all acts and things necessary for the sale of such Shares including but not limited to instructing the Broker to sell the Shares, executing, or arranging for the Broker to execute all documents and do all things necessary for the sale of the Shares on these Terms and Conditions and the terms contained in the Application Form.

5. How the SDF will work

The process by which Shares will be sold is summarised below:

5.1 Prior to the beginning of the Offer Period, Shareholders will be sent an SDF Application Form.

5.2 Shareholders who wish to participate in the September 2003 SDF must return a validly completed SDF Application Form to ASX Perpetual during the Offer Period. CHESS Holders must first have instructed their controlling participant (sponsoring broker) to convert the relevant number of shares to an Issuer Sponsored holding.

5.3 Once a Shareholder has sent a completed SDF Application Form to ASX Perpetual, the Shareholder cannot withdraw its application to participate in the SDF. Applications once made are irrevocable.

5.4 After the Closing Day, Lend Lease (with ASX Perpetual's assistance) will calculate the total number of Shares specified in the SDF Application Forms which have been received from all Participating Shareholders. Lend Lease or ASX Perpetual will then inform the Broker of the total number of Shares to be sold.

5.5 Lend Lease or ASX Perpetual, acting as agent for Participating Shareholders, will instruct the Broker to sell the number of Shares determined in clause 5.4.

5.6 Participating Shareholders acknowledge and agree that they will receive the Price in consideration for the sale of their Shares under the SDF. Shareholders should note that the price of Shares traded on the ASX changes frequently. The value of the Shares sold under the SDF could change significantly for a number of reasons between the date an application is made and the date of sale under the SDF. Neither Lend Lease, ASX Perpetual nor the Broker gives any assurance that Shares will be sold at any particular price. If you are uncertain as to whether you should participate in the SDF, you should consult your financial adviser.

5.7 Shareholders may be taxable on the sale of shares under the SDF as on any other sale. SDF shareholders will receive no special tax treatment.

5.8 A cheque for the sale of the Shares will be mailed out to Participating Shareholders within ten Business Days after the Closing Day. Confirmation of the sale, specifying the Price and the number of Shares sold will be enclosed with the cheque. The cheque will be in Australian currency and will be sent to the Shareholder's address as shown in the register of Lend Lease shareholders at 7.00pm on the Closing Day.

6. Key Terms

ASX means Australian Stock Exchange Limited ABN 98 008 624 691;

ASX Perpetual means ASX Perpetual Registrars Limited ABN 54 083 214 537;

Broker means a share broker appointed by Lend Lease;

Business Day means a day on which banks are open for general banking business in Sydney, excluding Saturdays, Sundays and public holidays;

CHESS Holder means a person holding shares on the CHESS subregister of Lend Lease;

Closing Day means 5:00pm (Sydney time) on Friday 24 October 2003;

Lend Lease means Lend Lease Corporation Limited ABN 32 000 226 228;

Offer Period means the period from 18 September to 24 October 2003 or such shorter or longer period as may be specified in a notice given by Lend Lease pursuant to clause 2.5;

Participating Shareholder means a shareholder who has completed a SDF Application Form and returned it to ASX Perpetual before the Closing Day;

Price means the volume weighted average price received for the Shares of Participating Shareholders sold by the Broker under the SDF, calculated to the nearest whole cent;

SDF means the Share Disposition Facility;

SDF Application Form means the form entitled "Share Disposition Facility - Application Form" accompanying these Terms and Conditions;

Shareholder means a shareholder of Lend Lease; and

Share means issued shares in Lend Lease.

Lend Lease
CORPORATION

18 September 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE US OFFICE TRUST

Lend Lease USOT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited ("Lend Lease") and the responsible entity of the Lend Lease US Office Trust ("LLUSOT"), has received a notice from Colonial First State Investments Limited ("CFSI") requisitioning a meeting of unitholders of the Trust. This requisition was lodged without prior notice or communication with Lend Lease.

The notice requests that the meeting consider resolutions to remove Lend Lease USOT Management Limited as responsible entity of the Trust and appoint Principal Real Estate Investors (Australia) Limited as the responsible entity of the Trust.

As is well known to the market, Lend Lease is in the final stages of concluding the sale of Lend Lease US Office Trust's management in Australia and the US to Morgan Stanley under a sale agreement signed some months ago.

Under the agreement with Morgan Stanley, the key Lend Lease US Office Trust management team members, who have managed the Trust's interests in both Australia and the US since inception in 1999, will transfer to Morgan Stanley and continue in their current roles for the Trust. The management team has been working closely with Morgan Stanley over the past few months to ensure continuity and security for LLUSOT stakeholders.

Further details outlining Lend Lease's views on the CFSI proposal are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

STOCK EXCHANGE & MEDIA RELEASE **18 SEPTEMBER 2003**

COLONIAL FIRST STATE INVESTMENTS' PROPOSAL IS HIGH RISK AND UNCLEAR

The proposal by Colonial First State Investments Limited ("CFSI") to have Principal Real Estate Investors (Australia) Limited ("PREIA") appointed as responsible entity and manager of Lend Lease US Office Trust ("LLUSOT") contradicts their stated objectives and poses significant risk to unitholders.

In contrast to the CFSI/PREIA proposal, Lend Lease's well-publicised sale of LLUSOT's management to leading US funds manager, Morgan Stanley, incorporates the transfer of both the Australian and US based Trust management teams and systems to ensure there is no disruption to either operations or the successful LLUSOT management team.

The Chief Executive of Lend Lease Real Estate Investments, Asia Pacific, Nic Lyons, said that in structuring the sale of its US Real Estate Investments business, Lend Lease management had been working closely with Morgan Stanley so that the interests of stakeholders such as LLUSOT investors were clearly addressed and protected.

"In our view, Morgan Stanley is the right organisation to take on management of LLUSOT," Mr Lyons said.

"Morgan Stanley expressed keen interest in LLUSOT and the expertise of its management team. Morgan Stanley has committed to maintaining the Trust's existing management team, investment strategy and discipline.

"The Morgan Stanley agreement is all about delivering certainty and continuity of LLUSOT's operations.

"The CFSI/PREIA proposal was not discussed with Lend Lease or LLUSOT in advance. LLUSOT investors have no certainty about the future of the Trust under this proposal.

"The CFSI/PREIA proposal fails to ensure any management team continuity or security. It proposes wholesale changeover to unspecified management personnel, and provides no details as to future investment strategy or direction," Mr Lyons said.

"CFSI has also said that it is concerned about the execution risk in transferring LLUSOT management to Morgan Stanley. Execution risk is minimised under a planned and constructive agreement such as we have with Morgan Stanley," Mr Lyons said.

"By comparison, CFSI/PREIA have made no effort to discuss their proposal with Lend Lease. Investors can have no confidence or certainty as to PREIA's resources or ability to take on such a role," Mr Lyons said.

ENDS

Contact:

Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

19 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 18 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,602,321	103,000
4	Total consideration paid or payable for the shares	$181,298,586	$1,086,805

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.64 lowest price paid: $10.50 highest price allowed under rule 7.33: $10.9431

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,747,499

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 19/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

22 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 19 September 2003. .

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,705,321	190,610
4	Total consideration paid or payable for the shares	$182,385,390	$2,043,187

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.79 lowest price paid: $10.65 highest price allowed under rule 7.33: $10.9683

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,556,889

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 22/9/03

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

22 September 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr D A Crawford in relation to shares allotted pursuant to the Dividend Reinvestment Plan of Lend Lease Corporation Limited (ASX Code: LLC).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID ALEXANDER CRAWFORD
Date of last notice	30 APRIL 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 SEPTEMBER 2003
No. of securities held prior to change	4,314
Class	ORDINARY SHARES
Number acquired	81
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.64 PER SHARE
No. of securities held after change	4,395
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	DIVIDEND REINVESTMENT PLAN

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

22 September 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr R A Longes in relation to shares allotted pursuant to the Dividend Reinvestment Plan of Lend Lease Corporation Limited (ASX Code: LLC).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD ANTHONY LONGES
Date of last notice	30 APRIL 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 SEPTEMBER 2003
No. of securities held prior to change	13,351
Class	ORDINARY SHARES
Number acquired	251
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.64 PER SHARE
No. of securities held after change	13,602
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	DIVIDEND REINVESTMENT PLAN

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 22 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,895,931	444,911
4	Total consideration paid or payable for the shares	$184,428,577	$4,714,378

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.63 lowest price paid: $10.45 highest price allowed under rule 7.33: $10.9998

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,111,978

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 23/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

SEC RECEIVED OCT 0 7 2003 187 WASH., D.C.

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

24 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 23 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,340,842	104,610
4	Total consideration paid or payable for the shares	$189,142,955	$1,083,121

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.40 lowest price paid: $10.32 highest price allowed under rule 7.33: $10.9830

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,007,368

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 24/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

25 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 24 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,445,452	165,207
4	Total consideration paid or payable for the shares	$190,226,077	$1,691,059

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.25 lowest price paid: $10.17 highest price allowed under rule 7.33: $10.9641

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,842,161

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 25/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

26 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 25 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,610,659	450,000
4	Total consideration paid or payable for the shares	$191,917,135	$4,499,865

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.03 lowest price paid: $9.94 highest price allowed under rule 7.33: $10.9074

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,392,161

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ...S. Sharpe............ Date: 26/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,694,285	$10.64	

Earliest date of change

Please indicate the earliest date that any of the above changes occured

1 8 / 0 9 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[ ] **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June SHARPE

Capacity

- [ ] Director
- [x] Company secretary

Signature

S. Sharpe

Date signed

26/09/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

26 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Eighteen (18) pages

Dear Sir

Re: Stock Exchange Announcement
Issue and Cancellation of Shares

Attached are the following documents:

- Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to 1,694,285 ordinary shares allotted pursuant to the Company's Dividend Reinvestment Plan; and
- a copy of Form 484 lodged with the Australian Securities and Investments Commission in relation to the cancellation of 2,232,130 ordinary shares pursuant to the Company's on-market share buyback.

Following the above issue and cancellation of shares, the current issued capital of Lend Lease Corporation Limited is 423,311,996.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,694,285
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SHARES ALLOTTED PURSUANT TO THE DIVIDEND REINVESTMENT PLAN

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$10.64
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ALLOTTED PURSUANT TO THE DIVIDEND REINVESTMENT PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 SEPTEMBER 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	423,311,996	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANK EQUALLY FROM THE DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Sharpe .... Date: 26/9/2003
(~~Director/~~Company secretary)

Print name: S J SHARPE

== == == == ==

+ See chapter 19 for defined terms.

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ..etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	2,232,130	$23,383,801

Earliest date of change

Please indicate the earliest date that any of the above changes occured

16/09/03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

☐ Director

☒ Company secretary

Signature

S. Sharpe

Date signed

2 6 / 0 9 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☒ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

29 September 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 26 September 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,060,659	390,544
4	Total consideration paid or payable for the shares	$196,417,000	$3,889,363

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.02 lowest price paid: $9.91 highest price allowed under rule 7.33: $10.7688

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,001,617

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 29/9/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.